MY TRAVEL

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

03 DEC -2 AM 7:21

25 November 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

03037884

Dear Sirs

SUPPL

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 25 November 2003, the Company filed with the London Stock Exchange an announcement regarding the completion of the sale of US Cruise Business.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

pp. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

dlw 12/3

21 November 2003

MyTravel completes sale of US Cruise Business

MyTravel Group plc announces the completion of the sale of its US Cruise Business, which was approved by shareholders on 17 November 2003, for US$110 million (£65.9 million) in cash.

ENDS

Enquiries:

Brunswick 0207 404 5959
Fiona Antcliffe
Sophie Fitton

MYTRAVEL

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

03 DEC -2 AM 7:21

26 November 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 25 November 2003, the Company filed with the London Stock Exchange an announcement regarding the completion of the sale of Lexington Services, LLC.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

P.P. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-031126

25 November 2003

MyTravel completes sale of Lexington

MyTravel Group plc announces the completion of the previously announced sale of Lexington Services, LLC for US$7.75 million (£4.6 million) in cash.

ENDS

Enquiries:

Brunswick 0207 404 5959
Fiona Antcliffe
Roderick Cameron